U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                           SEC File No.: 0-27145

                                   Form 12b-25
                           Notification of Late Filing
                                  (Check One):
                   [X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                         [ ] Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2004
                                         -----------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   N/A


--------------------------------------------------------------------------------
Part I-Registration Information
--------------------------------------------------------------------------------

Full Name of Registrant: 1st Net Technologies, Inc.
--------------------------------------------------------------------------------

Former Name if Applicable: N/A
--------------------------------------------------------------------------------

1869 W. Littleton Blvd

Address of Principal Executive Office (Street and Number)
--------------------------------------------------------------------------------
 Littleton, Colorado 80120
 City, State and Zip Code

--------------------------------------------------------------------------------
Part II-Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date: or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date and;

    [X] (c) The accountant's statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

--------------------------------------------------------------------------------

Part III - Narrative
--------------------------------------------------------------------------------
State below in reasonable detail the reasons why the Forms 10-KSB, 11-K, 20-K, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

The registrant's accountants cannot complete the financial statements to be included in the registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004. See the attached statement from the registrant's accountants.

--------------------------------------------------------------------------------
Part IV-Other Information
--------------------------------------------------------------------------------
(1) Name and telephone number of person to contact in regard to this notification.

       Cole Honeck                 (303)               329-0220
       -----------               ----------         ----------------
         (Name)                  (Area Code)        Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X ] No If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1st NET TECHNOLOGIES, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 2005                     By:  /s/ James H. Watson, Jr.
                                                 -----------------------------
                                                 James H. Watson, Jr.
                                                 Chief Executive Officer

           STATEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Securities and Exchange Commission
Washington, DC


Re: 1st Net Technologies, Inc.


We have not completed our audit procedures on the financial statements of the above captioned Registrant as of and for the year ended December 31, 2004. There are no reportable conditions at this time.


/s/ Cordovano and Honeck LLP
----------------------------
Cordovano and Honeck, LLP
Denver, Colorado
March 31, 2005